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                               September 6, 2022

       Peter Wang
       Chief Executive Officer
       Cenntro Electric Group Limited
       501 Okerson Road
       Freehold, New Jersey 07728

                                                        Re: Cenntro Electric
Group Limited
                                                            Registration
Statement on Form F-3
                                                            Filed August 10,
2022
                                                            File No. 333-266725

       Dear Mr. Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 Filed August 10, 2022

       Prospectus Cover Page, page i

   1. You disclose about the legal and operational risks associated with being based in or having the majority of
the company   s operations in China and your disclosure appears
                                                        to address whether
these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline. Please revise to disclose that these risks could
result in a material change in your operations and/or the value of the securities you are
registering for sale or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline "or be worthless".
 Peter Wang
Cenntro Electric Group Limited
September 6, 2022
Page 2
General

2. Please resolve all comments on your Form 20-F for fiscal year end December 31, 2021 before requesting an acceleration of effectiveness of this registration statement.
3. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26,
         2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNamePeter Wang                                 Sincerely,
Comapany NameCenntro Electric Group Limited
                                                             Division of
Corporation Finance
September 6, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName